SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)*

                        Formula Systems (1985) Ltd.
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                              (Name of Issuer)


                      Ordinary Shares, NIS 1 par value
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                       (Title of Class of Securities)


                                346414-10-5
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                               (CUSIP Number)


                           David K. Robbins, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                              January 31, 2002
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
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CUSIP No.  346414-10-5

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1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    TREFOIL ISRAEL FSL, L.P. - 95-4772988

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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) |_|
                                                                (b) |_|

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3          SEC USE ONLY



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4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    NOT APPLICABLE
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                           |_|

                    NOT APPLICABLE
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6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

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NUMBER OF                 7        SOLE VOTING POWER

SHARES                             0
                          -------------------------------------------------
BENEFICIALLY              8        SHARED VOTING POWER

OWNED BY                           0
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                          9        SOLE DISPOSITIVE POWER
EACH
                                   0
REPORTING
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PERSON                    10       SHARED DISPOSITIVE POWER

WITH                               0

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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS)                         |_|

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%

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14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           PN

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


INTRODUCTION

     This statement amends the Schedule 13D filed on December 5, 2001 (the "Schedule 13D") by Trefoil Israel FSL, L.P., a Delaware limited partnership ("Trefoil FSL"), with respect to Ordinary Shares, NIS 1 par value (the "Ordinary Shares"), of Formula Systems (1985) Ltd., an Israeli corporation (the "Company"). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously provided on the
Schedule 13D.


ITEM 4.   PURPOSE OF TRANSACTION.

                On January 31, 2002, Trefoil FSL sold its 1,000,000 Ordinary Shares of the Company in a privately negotiated transaction in exchange for a cash payment of $13,444,468.


ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

(a), (b), (e)   On January 31, 2002, Trefoil FSL sold all of its 1,000,000
Ordinary Shares of the Company, and consequently ceased to be the beneficial owner of more than five percent of the Ordinary Shares of the Company.

SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    February 4, 2002


                          TREFOIL ISRAEL FSL, L.P.
                          By: Trefoil Israel FSL, Inc.,
                              Its general partner


                          By: /s/ Gregory S. Martin
                              -------------------------------------------
                               Gregory S. Martin
                               Chief Financial Officer